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11019664

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC

SEC FILE NUMBER
8- 66213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LCG Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 E. Kennedy Blvd, Suite 325
(No. and Street)

Tampa	FL	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400	Clearwater	FL	33762
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

kls 3/11

SD 3/28

OATH OR AFFIRMATION

I, Emanuel Xenick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LCG Capital Advisors, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Rhonda F Winkle
My Commission DD778036
Expires 06/04/2012

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

x] (a) Facing Page.
x] (b) Statement of Financial Condition.
x] (c) Statement of Income (Loss).
x] (d) Statement of Changes in Financial Condition.
x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x] (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x] (l) An Oath or Affirmation.
x] (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LCG CAPITAL ADVISORS, LLC
(formerly Palm Securities LLC)

Contents

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Independent Registered Public Accounting Firm Report

To the Member
LCG Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of LCG Capital Advisors LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LCG Capital Advisors, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer, Hoffman McCann P.C.

February 25, 2011
Clearwater, Florida

LCG CAPITAL ADVISORS, LLC
(formerly Palm Securities LLC)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	17,326
Due from affiliates		99,639
Deposits		212
Goodwill		45,600
	$	162,777

Liabilities and Member's Equity

Deferred revenue	$	8,063
Accrued expenses		1,842
Member's equity		152,872
	$	162,777

See accompanying independent registered public accounting firm report and notes to financial statements.

LCG CAPITAL ADVISORS, LLC
(formerly Palm Securities LLC)

Statement of Operations

For the Year Ended December 31, 2010

Revenue	$	703,999
Operating expenses:		
Commissions		582,729
Administrative expense		3,000
Licenses and permits		7,917
Professional fees		1,000
Training		600
Insurance		462
Bad debt expense		47,500
Total operating expenses		643,208
Net income	$	60,791

See accompanying independent registered public accounting firm report and notes to financial statements.

LCG CAPITAL ADVISORS, LLC
(formerly Palm Securities LLC)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2010

Beginning member's equity	$	92,081
Net income		60,791
Ending member's equity	$	152,872

See accompanying independent registered public accounting firm report and notes to financial statements.

LCG CAPITAL ADVISORS, LLC
(formerly Palm Securities LLC)

Statement of Cash Flows

For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net income	$	60,791
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense		47,500
Change in assets and liabilities:		
Accounts receivable		(10,422)
Deposits		1,232
Due from affiliates		(99,639)
Accrued expenses		(1,515)
Deferred revenue		8,063
Net cash provided by operating activities		6,010
Net increase in cash and cash equivalents		6,010
Cash and cash equivalents, beginning of year		11,316
Cash and cash equivalents, end of year	$	17,326

(1) Nature of Business

LCG Capital Advisors LLC (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Florida limited liability company, formed on July 3, 2003 and is a wholly owned subsidiary of LCG Capital Holdings LLC (LCG). The Company's business primarily consists of assisting entities in obtaining financing and assisting in merger and acquisition transactions. During 2010, the Company legally changed its name from Palm Securities LLC to LCG Capital Advisors, LLC.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all investments with an original maturity date of three months or less to be cash equivalents.

(b) Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. Accounts are charged to the allowance as they are deemed uncollectible based upon a periodic review of the accounts. As of December 31, 2010, allowance for doubtful accounts was $0. During 2010, the Company wrote-off accounts totaling $47,500 which were deemed uncollectible.

(c) Revenue Recognition

The Company recognizes revenue from financing and merger and acquisitions transactions in the form of engagement fees and success fees. Engagement fees are recognized as the related services are performed. Success fees are earned and recognized at the time a transaction is closed.

The Company also recognizes revenue from hourly consulting fees. Fees are collected in the form of monthly retainers and revenue is recorded as time is incurred on each engagement.

(d) Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies - Continued

(e) Income Taxes

The Company is treated as a disregarded entity for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported by the member on its income tax return.

The Company has adopted Accounting Standards Codification Topic 740, *"Income Taxes"* ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the adoption of this standard.

(f) Goodwill

Goodwill was recorded in connection with the 100% change in control of the Company as the excess purchase price over the fair value of the net assets acquired. Goodwill is not amortized, but tested for recoverability annually or more frequently if indicators of possible impairment exist. The Company would recognize an impairment loss if the carrying value of the assets exceeds the fair value determination. As of December 31, 2010, the Company determined that there was no impairment of goodwill.

(g) Deferred Revenue

The Company recognizes revenue from hourly consulting engagements and obtains fees from clients as retainers. The Company incurs time related to these engagements and at year end deferred revenue is calculated based on hours worked on each engagement as compared to the retainers received.

(3) Deposits

The Company maintains a cash deposit with FINRA to facilitate direct payments of certain expenses related to the Company's operations as a broker-dealer.

(4) Concentration of Credit Risk

The Company maintains its cash accounts with an insured banking institution. Total cash balances generally do not exceed amounts insured by the Federal Deposit Insurance Corporation at any given time.

Management assesses the financial stability of its customers to limit its credit risk. The Company does not require collateral or other security to support customer receivables.

For the year ended December 31, 2010, the Company's two largest customers, collectively, accounted for 76% of total revenue.

(5) Related Party Transactions

Effective April 13, 2009, the Company entered into an Administrative Expense Agreement (Agreement) with LCG. The Agreement, as amended, sets forth the arrangement whereby in return for a monthly fee of $250, LCG will provide the Company with various administrative, operating, and other general overhead services and resources, including bookkeeping services. Administrative expenses were $3,000 for the year ended December 31, 2010. This agreement does not expire unless amended by the parties. LCG also pays for certain administrative expenses on behalf of the Company.

Employees of other LCG related entities provide services to the Company, but are paid by those entities.

Commissions expense of $582,729 was paid to affiliates during 2010 for providing services on transactions.

The Company also provides loans to LCG which are classified as due from affiliate. These loans have no stated repayment terms or interest rates and are informal in nature. Also included in due from affiliates are cash receipts from customers which were deposited into LCG which have not been paid to the Company yet.

(6) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2010, the Company had net capital and a regulatory net capital requirement of $7,421 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 1.33 to 1.

(7) Exemption Under k(2)(i)

The Company is exempt from Rule 15c3-3 pursuant to subparagraph k(2)(1) of the Rule.

(8) Subsequent Events

The Company has evaluated subsequent events and transactions through February 25, 2011, the date which the financial statements were available to be issued.

LCG CAPITAL ADVISORS, LLC
(formerly Palm Securities LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Net capital		
Total member's equity	$	152,872
Deductions:		
Non-allowable assets:		
Due from affiliates		(99,639)
Deposits		(212)
Goodwill		(45,600)
Net capital	$	7,421
Aggregate indebtedness		
Deferred revenue		8,063
Accrued expenses		1,842
Total aggregate indebtedness	$	9,905
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness	$	660
Minimum net capital required	$	5,000
Excess net capital	$	2,421
Ratio of aggregate indebtedness to net capital		1.33

See accompanying independent registered public accounting firm report.

LCG CAPITAL ADVISORS, LLC
(formerly Palm Securities LLC)

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2010

	Per Focus Report	Post Focus Report Filing Adjustments	Audited Financial Statements
Net capital:			
Total member's equity	$ 212,190	(59,318)	152,872
Deductions:			
Other assets	(194,864)	49,413	(145,451)
Net capital	$ 17,326	(9,905)	7,421
Aggregate indebtedness:			
Deferred revenue	-	8,063	8,063
Accrued expenses	-	1,842	1,842
Total aggregate indebtedness	$ -	9,905	9,905
Computation of basic net capital requirement			
Minimum net capital required based on aggregate indebtedness	$ -	660	660
Minimum net capital required	$ 5,000	-	5,000
Excess net capital	$ 12,326	-	2,421
Ratio of aggregate indebtedness to net capital	-	-	1.33

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm on Internal Control Structure Required by SEC Rule 17a-5

To the Member
LCG Capital Advisors LLC:

In planning and performing our audit of the financial statements of LCG Capital Advisors LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may also become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control such that there is a reasonable possibility that material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined previously. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of LCG Capital Advisors, LLC as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 25, 2011:

- The Company does not appear to be consistent in recording cash receipts from customer transactions. In certain instances, cash is received by the Company and then advanced to affiliates. In other cases, cash is received directly by affiliates and the Company simply makes a journal entry to record a due from affiliate. The Company's general ledger sometimes lacks documentation to allow a proper tracking of individual receipts or advances to a particular client transaction.
- We noted in certain circumstances, commissions due to an affiliate are not determined at the beginning of an engagement. This can lead to cut-off issues where commissions expense is not recorded in the same period as revenue earned.
- Supporting documentation related to the progress of consulting engagements in process at year end was not available from the Company's time reporting system. Management had to follow-up with specific employees regarding actual time incurred in order to determine whether any fees pre-billed to clients should be deferred at year end.
- The quarterly Focus reports filed during 2010 did not include any adjustments related to the above transactions

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management, FINRA, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 25, 2011
Clearwater, Florida

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm
KRMT Tampa Bay Division

13577 Feather Sound Drive, Suite 400
Clearwater, FL 33762
Phone: 727.572.1400 ▪ 813.879.1400
Fax: 727.571.1933
www.mhm-pc.com

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Relating to an Entity's SIPC Assessment Reconciliation

To the Member
LCG Capital Advisors LLC:

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by LCG Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating LCG Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). LCG Capital Advisors, LLC's management is responsible for the LCG Capital Advisors, LLC's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amount reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 25, 2011
Clearwater, Florida

MHM

Mayer
Hoffman
McCann P.C.
An Independent CPA Firm

www.mhm-pc.com

our roots run deep

LCG CAPITAL ADVISORS, LLC
(formerly Palm Securities LLC)

Financial Statements
and Supplemental Schedules

December 31, 2010
(With Independent Registered Public Accounting Firm
Report Thereon)